

17017668

SEC
Mail Processing
Section
MAR 15 2017
Washington DC
414

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28302

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Finance 500, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

584 Wald
(No. and Street)

Irvine	**California**	**92618**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bryan L. Bennett **(949) 253-4000**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP
(Name – *if individual, state last, first, middle name*)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek**	**California**	**94526**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

RECEIVED
2017 MAR 15 PM 12:57
SEC / TM

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Bryan L. Bennett**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Finance 500, Inc.**, as of **December 31, 2016**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



Signature

PRESIDENT / CEO

Title



Notary Public


MICHAEL CARON
Notary Public - California
Orange County
Commission # 2159225
My Comm. Expires Aug 2, 2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCE 500, INC.

ANNUAL AUDIT REPORT

DECEMBER 31, 2016

FINANCE 500, INC.
TABLE OF CONTENTS

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
Finance 500, Inc.

We have audited the accompanying statement of financial condition of Finance 500, Inc. (the "Company") as of December 31, 2016, and the related statements of operations, changes in stockholder's equity, cash flows and changes in liabilities subordinated to claims of general creditors for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Finance 500, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.



Walnut Creek, California
March 13, 2017

FINANCE 500, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$	283,885
Cash at clearing organization		2,198,209
Marketable securities		12,959,705
Deposits with clearing organizations		264,061
Prepaid expenses and other assets		116,924
Property and equipment, net of $13,275 accumulated depreciation		138,597
Total Assets	$	15,961,381

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued liabilities	$	757,175
Commissions payable		56,593
Payable to clearing organization		12,959,705
Note payable		94,130
Total Liabilities		13,867,603
Subordinated Note		750,000
Stockholder's Equity		
Common stock, no par value per share; authorized 1,900 shares; issued and outstanding 1,000 shares		2,315,000
Accumulated deficit		(971,222)
Total Stockholder's Equity		1,343,778
Total Liabilities and Stockholder's Equity	$	15,961,381

The accompanying notes are an integral part of these financial statements.

FINANCE 500, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2016

Revenue		
Underwriting income	$	4,884,342
Commission income		1,064,688
Interest income		534,106
12b-1 fees		95,283
Other income		28,713
Total Revenue		6,607,132
Operating Expenses		
Commissions		1,935,601
Clearing fees and other trading charges		1,478,748
Compensation		1,425,058
Interest expense		574,233
Professional fees		417,296
Rent		328,712
Business development		162,568
Management fee		143,448
Regulatory fees		73,423
Communication and data		43,268
Depreciation		13,275
Other operating expenses		727,987
Total Operating Expenses		7,323,617
Loss before tax provision		(716,485)
Tax provision		3,547
Net Loss	$	(720,032)

The accompanying notes are an integral part of these financial statements.

FINANCE 500, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

	Common Stock	Accumulated Deficit	Total
Stockholder's Equity at January 1, 2016	$ 2,315,000	$ (251,190)	$ 2,063,810
Net loss		(720,032)	(720,032)
Stockholder's Equity at December 31, 2016	$ 2,315,000	$ (971,222)	$ 1,343,778

The accompanying notes are an integral part of these financial statements.

FINANCE 500, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2016

Cash Flows from Operating Activities		
Net loss	$	(720,032)
Adjustments to reconcile net income		
to net cash used in operating activities:		
Depreciation		13,275
(Increase) decrease in:		
Marketable securities		6,308,700
Commissions receivable		521,635
Deposits with clearing organizations		235,939
Prepaid expenses and other assets		(56,046)
Increase (decrease) in:		
Accounts payable and accrued liabilities		143,881
Commissions payable		(202,168)
Payable to clearing organization		(6,308,700)
Net Cash Used In Operating Activities		(63,516)
Cash Flows From Investing Activities		
Purchase of property and equipment		(15,913)
Net Cash Used In Investment Activities		(15,913)
Cash Flows from Financing Activities		
Payments on note payable		(12,838)
Payment of loan payable		(500,000)
Proceeds from subordinated note		750,000
Net Cash Provided by Financing Activities		237,162
Net Increase in Cash and Cash Equivalents		157,733
Cash and cash equivalents at beginning of year		2,324,361
Cash and Cash Equivalents at End of Year	$	2,482,094
Supplemental Cash Disclosures		
Taxes paid	$	3,547
Interest paid	$	577,521
Supplemental Disclosure of Non-Cash Investing Activities		
Purchase of property and equipment with note payable	$	106,968

The accompanying notes are an integral part of these financial statements.

FINANCE 500, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2016

Subordinated liabilities at December 31, 2015	$ -
Issuance of subordinated note	750,000
Subordinated liabilities at December 31, 2016	$ 750,000

The accompanying notes are an integral part of these financial statements.

FINANCE 500, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2016

1. Organization

Finance 500 Inc. (the Company) is a registered broker dealer incorporated under the laws of the State of California maintaining its principal office in Irvine, California. The Company operates as a registered broker dealer in securities under the provisions of the Securities and Exchange Act of 1934. The Company acts as an introducing broker dealer and clears transactions with and for customers on a fully disclosed basis through a clearing broker dealer. The Company's primary business consists of underwriting and sales of certificates of deposit. The Company is registered with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority ("FINRA"), and a member of the Securities Investor Protection Corporation ("SIPC").

2. Significant Accounting Policies

Basis of Accounting
The financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair value of all reported assets and liabilities that represent financial instruments approximate the carrying value of such amount.

Cash and Cash Equivalents
The Company considers all highly liquid instruments with a maturity of three months or less from the date of purchase to be cash equivalents.

Commissions Receivable
Accounts receivable represents commissions due to the Company from the sale of securities. Management reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely. The Company considers accounts receivable to be fully collectible and, accordingly, no allowance for doubtful accounts has been provided.

Property and Equipment
Property and equipment are stated at cost. Maintenance, repairs, and minor renewals are charged against earnings. Additions and major renewals are capitalized. The cost and accumulated depreciation of assets sold or retired are removed from the respective accounts, and any gain or loss is reflected in earnings. Depreciation is calculated using the straight-line method over five to seven years.

2. Significant Accounting Policies *(continued)*

Revenue Recognition

Brokerage commissions, 12b-1 fees, and related clearing and floor brokerage expenses are reported on a trade date basis.

Underwriting income is recorded when all significant items relating to the underwriting cycle have been completed and the amount of the underwriting revenue is reasonably determinable.

Income Taxes

Income taxes provide for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

The Company evaluates its tax positions for any potential uncertain tax positions. If applicable, the Company accrues for those positions identified which are not deemed more likely than not to be sustained if challenged and recognizes interest and penalties on any unrecognized tax benefits as a component of the provision for the income taxes.

3. Deposits with Clearing Organizations

The Company's clearing broker, RBC Correspondent Services ("RBC"), requires the Company maintain a minimum of $250,000 in cash deposits.

In June 2016, the Company discontinued its relationship with the clearing organization, COR Clearing LLC ("COR"). The Company still maintains a clearing deposit with COR in the amount of $14,061 until all accounts are moved or closed.

Therefore, as of December 31, 2016, the deposit at RBC and COR totaled $264,061.

4. Sub-Clearing Agreement

On April 16, 1996, the Company entered into a sub-clearing agreement with Camden Financial Services ("Camden") for purposes of clearing transactions with and for Camden's customers on a fully disclosed basis through COR. In June 2016, this sub-clearing agreement with Camden was terminated.

5. Pension Plan

The Company sponsors a SIMPLE IRA retirement savings plan which is open to all employees who have been with the Company for at least three months. The Company matches 2% of the employee's salary annually. The Company contributed $14,019 to the plan for the year ending December 31, 2016. This expense is included in compensation on the Statement of Operations.

6. Fair Value Measurements

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3	Unobservable inputs for the asset or liability.

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value.

Cash and cash equivalents, short-term financial instruments, accounts receivable and accounts payable

The carrying amounts approximate fair value because of the short maturity of these instruments.

Investments in Securities

Fair values are based on quoted market prices when available. When market prices are not available, fair value is generally estimated using discounted cash flow analyses, incorporating current market inputs for similar financial instruments. In instances where there is little or no market activity for the same or similar instruments, the Company estimates fair value using methods, models and assumptions that the managing member believes market participants would use to determine a current transaction price. These valuation techniques involve a high level of the managing member's estimation and judgment which become significant with increasingly complex instruments or pricing models. Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model or input used.

6. Fair Value Measurements *(continued)*

Assets and Liabilities Measured and Recognized at Fair Value on a Recurring Basis
The table below presents the amounts of assets measured at fair value on a recurring basis as of December 31, 2016:

	Level 1	Level 2	Level 3	Total
Assets at fair value:				
Certificates of deposit	$12,959,705	-	-	$12,959,705

Certificates of deposit are based on quoted market prices in active markets for identical assets and liabilities. The securities are purchased on margin with the clearing organizations and the related liability is included in the payable to clearing organization. During 2016, the Company incurred interest expense of $473,708 on such transactions.

7. Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $100,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2016, the Company's net capital was $185,356, which exceeded the requirement by $85,356. At December 31, 2016, the Company's debt equity ratio computed in accordance with Rule 15c3-1(d) was 35.82%.

8. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis. In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation. The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transaction and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

9. Note Payable

On April 11, 2016, the Company entered into a sixty month equipment loan agreement that is secured by property and equipment. The unpaid principal on this note bears interest at a rate of 10.5% per annum. As of December 2016, $12,838 of the note principal of $106,968 was paid. During the year ended December 31, 2016, $7,831 of interest was expensed in relation to the note. As of December 31, 2016, the remaining unpaid balance of the note was $94,130. The future minimum payments under this note are as follows:

Year	Amount
2017	$ 20,173
2018	20,765
2019	23,057
2020	25,601
2021	4,534
Total	$ 94,130

10. Risk Concentration

The Company's cash and cash equivalents consist of cash held at financial institutions where they each may exceed government insurance limits during the year. At December 31, 2016, the Company's uninsured cash balances totaled $56,485.

11. Related Party Transactions

Overhead Sharing Agreements

On December 9, 2014, the Company entered into an expense sharing agreement with CB Resource ("CB"), a company under common control. For a fee of $5,000 per month, the Company provides technology services to CB, and the Company shares its Irvine, California office space until the July 31, 2016 termination of the Company's master lease. During 2016, the Company did not receive payment per this agreement.

On December 9, 2014, the Company entered into an office sharing agreement with F500 Advisory Services ("FAS"), a company owned by a previous stockholder of the Company. The companies agree to share the use of the Company's Irvine, California office space until the July 31, 2016 termination of the Company's master lease. Per the agreement, FAS was not obligated to pay rent to the Company.

For the year ended December 31, 2016, the Company incurred $60,000 from CB Resource for training. This expense is included in business development on the Statement of Operations.

Loan Payable to Stockholder

On December 13, 2015, the Company entered into a loan agreement with the stockholder of the Company. The unpaid principal on this loan bears interest at a rate of 8% per annum. In December 2016, the full amount of the loan principal of $500,000 was paid. During the year ended December 31, 2016, $39,452 of interest was expensed and paid toward the interest incurred on the loan.

Management Services Agreement

As of August 1, 2016, the Company entered into a management services agreement with its sole stockholder, RMB Group, LLC ("RMB"). For a fee of $25,000 per month, the Company will receive management services from RMB. For the year ended December 31, 2016, the Company paid RMB $143,448 for such services and is included in management fee on the Statement of Operations. At December 31, 2016, no amount is due to RMB in relation to this agreement.

Office Lease

On April 1, 2016, the Company entered into a sixty month lease agreement with an entity under common ownership for its office space in Irvine, California that expires on March 31, 2021. The future minimum lease payments under this lease are as follows:

Year	Amount
2017	$ 139,500
2018	145,500
2019	151,500
2020	157,500
2021	39,750
Total	$ 633,750

11. Related Party Transactions *(continued)*

Subordinated Note

The Company has a $750,000 note subordinated to claims of general creditors pursuant to an agreement approved by the FINRA on July 1, 2016. The note bears interest of 10% and the interest is payable on July 1, 2019, the scheduled maturity date of the note. The subordinated loan is with the stockholder and is allowable in computing net capital under the SEC's uniform net capital rule. To the extent that it is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. During the year ended December 31, 2016, $37,500 of interest was accrued on the loan.

The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

12. Income Taxes

The Company accounts for income taxes in accordance with generally accepted accounting principles which require recognition of deferred tax assets or liabilities for the expected future tax consequences of events that are included in the financial statements and tax returns in different periods. The Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for tax years before 2013 and 2012, respectively.

Income tax expense shown in the accompanying statement of operations consists of the following:

	Federal	State	Total
Current	$ 2,221	$ 1,326	$ 3,547
Deferred	-	-	-
Total	$ 2,221	$ 1,326	$ 3,547

For the year ending December 31, 2016, federal net operating loss carryforwards were $1,001,464 and California net operating loss carryforwards were $988,018. Net operating loss carryforwards expire at various times beginning in 2020 through 2026. Utilization of the federal and state net operating loss carryforwards of $310,635 and $298,515, respectively, may be subject to an annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Any annual limitations may result in the expiration of net operating losses before utilization. The net operating loss carryforwards are limited to $62,640 per year for each federal and state.

Deferred tax assets and liabilities of the Company are primarily the result of these net operating loss carryforwards that may be used to offset future taxable income. As of December 31, 2016, a valuation allowance of $237,560 has been established for those deferred tax assets that will more likely than not be unrealized. This is a $127,246 decrease in the valuation allowance from the prior year. The Company's net deferred tax assets as of December 31, 2016, are as follows:

	Federal	State	Total
Net operating loss carryforwards	$ 150,220	$ 87,341	$ 237,560
Valuation allowance	(150,220)	(87,341)	(237,560)
Net deferred taxes	$ -	$ -	$ -

13. Property and Equipment

Property and equipment consist of the following:

Furniture and equipment	$ 151,872
Accumulated depreciation	(13,275)
Total	$ 138,597

During 2016, the Company disposed of fully depreciated furniture and equipment in the amount of $290,463.

14. Payable to Clearing Organization

The Company has a lending agreement with RBC where the Company can purchase certificates of deposit on margin. Under this agreement, the Company is required to maintain a minimum 10% margin of cash and securities. As of December 31, 2016, the Company's margin loan from RBC was $12,959,705.

15. Litigation Matters

In the normal course of operations, the Company is involved with certain claims and disputes and is subject to periodic examinations by regulatory agencies. During the year ended December 31, 2016, the Company settled four disputes. Based on consultation with legal counsel, it is the opinion of the Company's management that liabilities, if any, arising from any additional claims, disputes, or examinations, will not have material effect on the Company's financial position or results of operations.

16. Subsequent Events

The Company has evaluated subsequent events through March 13, 2017, the date which the financial statements were issued.

SUPPLEMENTAL INFORMATION

FINANCE 500, INC.
SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2016

Net capital		
Total stockholder's equity		$ 1,343,778
Add: Subordinated borrowing		750,000
Total equity and allowable subordinated liabilities		2,093,778
Less: Non-allowable assets		
Deposits with clearing organizations	14,061	
Prepaid expenses and other assets	116,924	
Property and equipment, net	138,597	269,582
Less: Other deductions		
Marketability charges		1,099,607
Net capital before haircuts		724,589
Less: Haircuts on positions		539,233
Net capital		$ 185,356
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $907,898 or $100,000, whichever is greater		100,000
Excess Net Capital		$ 85,356

RECONCILIATION WITH COMPANY'S NET CAPITAL COMPUTATION INCLUDED IN PART II OF FORM X-17A-5
AS OF DECEMBER 31, 2016

Net capital, as reported in Company's Part II of Form X-17-A-5 as of December 31, 2016	$ 380,567
Decrease in stockholder's equity	(357,762)
Increase in non-allowable assets	(73,022)
Decrease in other deductions	254,349
Increase in haircuts on positions	(18,776)
Net Capital Per Above Computation	$ 185,356

FINANCE 500, INC.
SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE PERIOD ENDED DECEMBER 31, 2016

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All transactions are processed in accordance with Rule 15c3-1(a)(2).

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE PERIOD ENDED DECEMBER 31, 2016

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(ii).

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Review Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
Finance 500, Inc.

We have reviewed management's statements, included in the accompanying SEA 15c3-3 Exemption Report, in which (1) Finance 500, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Walnut Creek, California
March 13, 2017



Finance500
INVESTMENT & BROKERAGE SERVICES

584 Wald, Irvine, CA 92618
t 800.477.6266
f 949.851.5188

SEA RULE 15c3-3 EXEMPTION REPORT

March 9, 2017

I, Bryan L. Bennett, President of Finance 500, Inc. (the "Company") represent the following:

1. The Company claims the k(2)(i) exemption from 17 C.F.R. §240.15c3-3;
2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(i) throughout the most recent fiscal year ending December 31, 2016 without exception; and
3. There were no exceptions during the most recent fiscal year in meeting the identified exemption provisions in 17 C.F.R. §240.15c3-3(k).

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct. The Company does not handle cash or securities on behalf of customers.

Respectfully submitted,

Bryan L. Bennett
President